                                               RULE NO. 424(b)(2)
                                              REGISTRATION NO. 333-71525


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement is not complete and may be + +changed. This prospectus supplement and the accompanying prospectus do not + +constitute an offer to sell these securities or solicitation of an offer to + +buy these securities in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED MAY 10, 1999

PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 4, 1999)
                                                                [LOGO OF RCN]

                                8,000,000 Shares

                                RCN Corporation

                                  Common Stock

                                  -----------

  We are selling shares of our common stock. The underwriters named in this prospectus supplement may purchase up to 1,200,000 additional shares of our common stock from us under certain circumstances.

  Our common stock is quoted on the Nasdaq National Market under the symbol "RCNC". The last reported sale price of the common stock on the Nasdaq National Market on May 7, 1999, was $44 5/8 per share.

                                  -----------

  Investing in the common stock involves certain risks. See "Risk Factors" beginning on page 7 of the accompanying prospectus.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

                                               Per Share Total
                                               --------- -----
Public Offering Price                             $       $
Underwriting Discount                             $       $
Proceeds to RCN Corporation (before expenses)     $       $

  The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about      ,
1999.

                                  -----------

Salomon Smith Barney                                         Merrill Lynch & Co.

                                  -----------

Morgan Stanley Dean Witter                          Donaldson, Lufkin & Jenrette

                                  -----------

First Union Capital Markets Corp.
          Prudential Securities
                   NationsBanc Montgomery Securities LLC
                            Deutsche Bank Securities
                                                           Chase Securities Inc.

      , 1999

  You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement and the accompanying prospectus.

                               ----------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Prospectus Supplement Summary............................................  S-2
Use of Proceeds..........................................................  S-8
Dilution.................................................................  S-9
Capitalization........................................................... S-10
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-11
Underwriting............................................................. S-26
Legal Matters............................................................ S-28

                                  Prospectus
Summary..................................................................    2
Risk Factors.............................................................    7
Where You Can Find More Information......................................   12
Special Note on Forward-Looking Statements...............................   13
Use of Proceeds..........................................................   14
Dividends................................................................   14
Market Price and Dividend Information....................................   15
Selected Historical Consolidated Financial Data..........................   16
Unaudited Pro Forma Consolidated Statements of Operations................   18
Business.................................................................   22
Description of Capital Stock.............................................   43
Description of Debt Securities...........................................   48
Plan of Distribution.....................................................   55
Legal Matters............................................................   55
Experts..................................................................   56

                             Financial Statements
Report of Independent Accountants........................................  F-2
Consolidated Statements of Operations for the three years ended December
 31, 1998, 1997 and 1996.................................................  F-3
Consolidated Balance Sheets at December 31, 1998 and 1997................  F-4
Consolidated Statements of Cash Flows for the three years ended December
 31, 1998, 1997 and 1996.................................................  F-5
Consolidated Statements of Changes in Shareholders' Equity for the three years ended December 31, 1998, 1997 and 1996............................  F-8
Notes to Consolidated Financial Statements............................... F-10

                         PROSPECTUS SUPPLEMENT SUMMARY

  This summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, including the financial data and related notes immediately following the accompanying prospectus, before making an investment decision.

  We are building high-speed, high-capacity advanced fiber optic networks in selected markets with high levels of population density. Our strategy is to become the leading single source provider of voice, video and data services to residential customers in each of our markets by offering individual or bundled service options, superior customer service and competitive prices. We are also constructing our networks with significant excess capacity in order to accommodate expanded services in the future.

  Our initial advanced fiber optic networks have been established in selected markets in the Boston to Washington, D.C. corridors, which includes New York City, and also in the San Francisco Bay area. In Boston and Washington, we operate through joint ventures with Boston Edison Company and PEPCO Communications, L.L.C., respectively. We are typically building the first true local network to compete with the aging infrastructure of the incumbent service providers in our markets.

  Because our network development plan involves relatively low fixed costs, we are able to schedule capital expenditures to meet expected subscriber growth in each major market. Our principal fixed costs in each such market are incurred in connection with the establishment of a video transmission and telephone switching facility. To make each market economically viable, it is then necessary to construct infrastructure to connect a minimum number of subscribers to the transmission and switching facility. We phase our market entry projects to ensure that we have sufficient cash on hand to fund this construction.

  We have extensive operating experience in the telephone, video and Internet industries and in the design, development and construction of telecommunications facilities. As of March 31, 1999, we had approximately 885,000 total service connections, including approximately 149,000 connections provided to customers on our advanced fiber optic network.

Business Strategy

  Our goal is to become the leading provider of communication services to residential customers in our target markets by pursuing the following key strategies:

  . Exploit the "Last Mile" Bottleneck in Existing Local Networks. Existing local networks are typically low capacity, single service facilities without the bandwidth for multiple or new services and revenue streams. We seek to be the first operator of an advanced fiber optic network offering advanced communications services to residential customers in our target markets.

  . Continue Construction of Advanced Fiber Optic Networks. Our advanced fiber optic networks are designed with sufficient capacity to meet the growing demand for high speed, high capacity, voice, video and data services. Our networks also have a significant amount of excess capacity which will be available for the introduction of new products.

  . Leverage our Network and Customer Base. We are able to leverage our network by delivering a broad range of communications products and by focusing on high density residential markets. This bandwidth capacity and home density allows us to maximize the revenue potential per mile of constructed network. We believe we can further exploit our network capacity and customer base by exploring opportunities to deliver new products and services in the future, including complementary commercial and wholesale products and services.

  . Offer Bundled Voice, Video and Data Services with Quality Customer Service. By connecting customers to our own network, we improve our operating economics and have complete control over our customers' experience with us.

  . Continue to Use Strategic Alliances. We have been able to enter markets quickly and efficiently and to reduce the up-front capital investment required to deploy our networks by entering into strategic alliances.

Connections

  Because we deliver a variety of services to our customers, we report the total number of our various revenue generating service connections for local telephone, video programming and Internet access. For example, a single customer who purchases local telephone, video programming and Internet access counts as three connections. The table below shows our growth in total connections and growth in customers connected to advanced fiber optic networks, which we refer to as "On-Net Connections".

                                                     As of
                               -------------------------------------------------
                               12/31/97 3/31/98 6/30/98 9/30/98 12/31/98 3/31/99
                               -------- ------- ------- ------- -------- -------
Total Connections:
  Voice.......................  28,114   44,950  60,480  78,950  95,890  100,219
  Video....................... 239,403  243,157 249,360 255,100 261,662  269,421
  Data........................     150  370,538 400,148 474,127 497,809  516,102
                               -------  ------- ------- ------- -------  -------
    Total..................... 267,667  658,645 709,988 808,177 855,361  885,742
                               -------  ------- ------- ------- -------  -------
On-Net Connections............  15,148   20,339  48,212  82,842 123,393  149,235
Homes Passed..................  44,045   63,386 122,977 213,983 304,505  350,733
Marketable Homes..............     --       --  111,187 181,353 270,406  301,546

  Our off-net connections are delivered through a variety of facilities including hybrid fiber/coaxial cable systems and a wireless video system.

                                ----------------

  Our principal executive offices are located at 105 Carnegie Center, Princeton, New Jersey, 08540, and our telephone number is (609) 734-3700. We maintain a website at www.rcn.com where general information about us is available. We are not incorporating the contents of the website into this prospectus supplement.

                 Summary Historical Consolidated Financial Data

  The table below sets forth our selected historical consolidated financial data. We did not operate as an independent company prior to September 30, 1997. Therefore, we had to make certain assumptions in preparing data for prior periods, and the data may not reflect the results of operations or the financial condition which would have resulted if we had operated as a separate, independent company during those periods. The data is not necessarily indicative of our future results of operations or financial condition.

  The selected historical consolidated financial data for the years ended December 31, 1998, 1997 and 1996 and as of December 31, 1998 and 1997 are derived from and should be read in conjunction with our audited historical consolidated financial statements which immediately follow the accompanying prospectus.

                                                 Year Ended December 31,
                                              --------------------------------
                                                1996       1997        1998
                                              --------  ----------  ----------
                                                  (dollars in thousands)
Statement of Operations Data:
Sales.......................................  $104,910  $  127,297  $  210,940
Costs and expenses, excluding depreciation
 and amortization...........................    79,107     134,967     262,352
Nonrecurring charges(1).....................       --       10,000         --
Acquired in-process research and
 development(1).............................       --          --       18,293
Depreciation and amortization...............    38,881      53,205      89,088
                                              --------  ----------  ----------
Operating (loss)............................   (13,078)    (70,875)   (158,793)
Interest income.............................    25,602      22,824      58,679
Interest expense............................   (16,046)    (25,602)   (112,239)
Other (expense) income, net.................      (546)        131      (1,889)
(Benefit) provision for income taxes........       979     (20,849)     (4,998)
Equity in (loss) of unconsolidated
 entities...................................    (2,282)     (3,804)    (12,719)
Minority interest in loss of consolidated
 entities...................................     1,340       7,296      17,162
Extraordinary charge-debt prepayment
 penalty, net of tax of $1,728..............       --       (3,210)        --
Cumulative effect of change in accounting
 for start-up costs, net of tax.............       --          --         (641)
                                              --------  ----------  ----------
Net (loss)..................................  $ (5,989) $  (52,391) $ (205,442)
                                              ========  ==========  ==========
Balance Sheet Data (at end of period):
Cash, temporary cash investments and short-
 term investments...........................  $108,674  $  638,513  $1,012,574
Investments restricted for debt service.....       --       61,911      43,306
Total assets................................   628,085   1,150,992   1,907,615
Long-term debt (excluding current portion)..   131,250     686,103   1,263,036
Shareholders' equity........................   390,765     356,584     371,446
Other Data:
EBITDA before nonrecurring charges(2).......    25,803      (7,670)    (51,412)
Cash Provided by (Used in):
Operating Activities........................    23,831       2,069      35,110
Investing Activities........................    (9,377)   (475,860)   (828,176)
Financing Activities........................     9,391     634,858     690,282

--------
In the table above:
(1) Nonrecurring charges represent costs of $10,000 incurred in 1997 as a result of the termination of a marketing services agreement related to our wireless video services, and costs of $18,293 incurred in 1998 relating to acquisition of in-process technology in connection with acquisitions.

(2) EBITDA before nonrecurring charges represents earnings before interest, depreciation and amortization, and income taxes. Because of the capital intensive nature of the business and resulting large non-cash charges for depreciation, EBITDA is commonly used in the communications industry by management, investors, and analysts to analyze companies on the basis of operating performance, leverage and liquidity. RCN intends to judge the success of its initial rollout of fiber optic networks before deciding whether to undertake additional capital expenditures to expand its network in new areas. RCN believes that EBITDA is a critical measure of success. Because RCN is in a growth-oriented and capital intensive phase of development, it incurs depreciation and amortization charges in new markets which may obscure its earnings growth in more mature markets. In addition, EBITDA provides a measure of the availability of funds for various uses including repayment of debt, expansion into new markets and acquisitions. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies. Certain of our debt agreements contain certain covenants that, among other things, limit our and our subsidiaries' ability to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations. Certain of these covenants are based on EBITDA performance measures.

                              Recent Developments

  First Quarter 1999 Results (Dollars in Thousands)

  Sales were $67,388 for the quarter ended March 31, 1999 as compared to $62,822 for the quarter ended December 31, 1998. This increase was primarily a result of higher total service connections, which increased from 855,361 at December 31, 1998 to 885,742 at March 31, 1999, and higher revenue per voice connection.

  Costs and expenses, excluding depreciation and amortization, were $88,837 for the quarter ended March 31, 1999 as compared to $79,720 for the quarter ended December 31, 1998. This increase reflects continued development of our operations in the Boston to Washington, D.C. corridor and San Francisco Bay area.

  Operating income before depreciation, amortization, non-recurring charge and acquired research and development was $(16,898) for the quarter ended March 31, 1999 as compared to $(21,449) for the quarter ended December 31, 1998.

  Net loss was $(67,754), or $(1.03) per average common share, for the quarter ended March 31, 1999 and $(65,432), or $(1.01) per average common share, for the quarter ended December 31, 1998.

  Advanced fiber homes passed increased over the quarter by more than 46,000 to 350,733, while marketable homes increased from 270,406 to 301,546. Marketable homes represent the segment of homes passed which are being offered our full package of on-net products. Advanced fiber connections also increased 21% to 149,235, representing increased penetration in our on-net markets.

  Hicks, Muse, Tate & Furst Investment and New Credit Facility

  On April 7, 1999, Hicks, Muse, Tate & Furst, through Hicks, Muse, Tate & Furst Equity Fund IV, L.P., purchased $250 million of a new issue of our Series A 7% Senior Convertible Preferred Stock. The Series A Preferred Stock has an annual dividend rate of 7% payable quarterly in cash or additional shares of Series A Preferred Stock and has an initial conversion price of $39.00 per share. The Series A Preferred Stock is convertible into our common stock at any time. The issue has a final maturity of 15 years, but may be called by us after four years.

  On March 18, 1999, we announced that we have entered into a fully underwritten commitment with The Chase Manhattan Bank pursuant to which Chase has agreed to provide an aggregate principal amount of $1 billion of senior secured credit facilities to certain of our wholly-owned subsidiaries. We expect this transaction to close in the second quarter of 1999.

  Acquisition of Stake in JuniorNet Corporation

  On April 28, 1999, we announced that we acquired a 47.5% stake in JuniorNet Corporation, a commercial-free online learning service for children. We purchased the ownership stake for approximately $47 million in cash. Concurrently with that transaction, JuniorNet purchased our Lancit Media subsidiary for approximately $25 million in cash. We acquired Lancit Media in June 1998 for approximately $0.4 million in cash and shares of our common stock with a fair value at the time of issuance of approximately $7.4 million.

                                  The Offering

 Common stock offered...............................  8,000,000
 Common stock outstanding as of March 31, 1999...... 66,522,888
 Common stock to be outstanding after the offering.. 74,522,888
 Nasdaq National Market symbol...................... "RCNC"
 Use of Proceeds.................................... The net proceeds of the offering will be
                                                     approximately $   million,
                                                     after deducting
                                                     commissions and estimated
                                                     offering expenses. The
                                                     proceeds from the offering
                                                     of common stock will be
                                                     used to fund operating
                                                     losses and for general
                                                     corporate purposes.

  The above information assumes no exercise of the underwriters' over-allotment option.

                                USE OF PROCEEDS

  Our net proceeds from this offering are estimated to be approximately $
million, based on an assumed offering price of $   per share, (approximately
$   million if the underwriters' over-allotment option is exercised in full)
after deducting underwriting discounts and estimated expenses. We will use the net proceeds from the sale of common stock to fund operating losses and for general corporate purposes.

                                   DILUTION

  As of      , our net tangible book value was $    million, or $    per share
of common stock. Net tangible book value per share represents our net worth less intangible assets of $ million divided by the total number of shares of common stock outstanding. After giving effect to our sale of shares of common stock pursuant to this offering and deducting the underwriting discounts and estimated expenses from this offering, our pro forma net tangible book value
as of would have been $    million, or $    per share of common stock. Such
amount represents an immediate increase in pro forma net tangible book value
of $    per share to our existing stockholders and an immediate dilution to
new investors of $    per share based upon an offering price of $    per share
of common stock. The following table illustrates the dilution in pro forma net tangible book value per share to new investors:

Public offering price..............................................       $
  Net tangible book value before the offering...................... $
  Increase in net tangible book value attributable to our net proceeds from the offering......................................
                                                                    ----- -----
Pro forma net tangible book value after the offering...............
                                                                          -----
Dilution of net tangible book value to new investors...............
                                                                          =====

                                CAPITALIZATION

  The following table sets forth our capitalization as of December 31, 1998. The "As Adjusted" column reflects our capitalization after giving effect to this offering. You should read this table along with our historical consolidated financial statements which immediately follow the accompanying prospectus.

                                                           As of December 31,
                                                                  1998
                                                           -------------------
                                                                         As
                                                           Historical Adjusted
                                                           ---------- --------
                                                               (dollars in
                                                               thousands)
Cash, temporary cash investments and short-term
 investments.............................................. $1,012,574  $
                                                           ==========  =====
Investments restricted for debt service................... $   43,306  $
                                                           ==========  =====
Credit Agreement..........................................    100,000
10% Senior Notes due 2007.................................    225,000
11 1/8% Senior Discount Notes due 2007....................    398,827
9.80% Senior Discount Notes due 2008......................    382,216
11% Senior Discount Notes due 2008........................    158,573
Capital lease obligations.................................      2,517
                                                           ----------  -----
Total long-term debt......................................  1,267,133
                                                           ----------  -----
Shareholders' equity......................................    371,446
                                                           ----------  -----
    Total capitalization.................................. $1,638,579  $
                                                           ==========  =====

  The Senior Discount Notes listed in the table above were originally recorded at their initial issue price and the amount reported represents such original issue price plus a ratable portion of the accrual of the original issue discount.

  The table above does not reflect the issuance and sale of $250 million of Series A 7% Senior Convertible Preferred Stock to Hicks, Muse, Tate & Furst on April 7, 1999. See "Recent Developments."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Certain statements contained in this prospectus supplement are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such forward-looking statements include, in particular, statements made as to plans to develop networks and upgrade facilities, the market opportunity presented by markets targeted by the Company, the Company's intention to connect certain wireless video resale telephone and Internet service customers to its advanced fiber optic networks, the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, the Company's anticipated sources of capital, the Company's state of Year 2000 readiness, and effects of regulatory reform and competitive and technological developments. No assurance can be given that the future results covered by the forward-looking statements will be achieved. Such statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

  The following discussion should be read in conjunction with the Company's historical Consolidated Financial Statements and Notes thereto:

General

  The Company provides a wide range of telecommunications services through high speed, high capacity advanced fiber optic networks. RCN currently offers local and long distance telephone, video and data services, including high speed Internet access. We provide our services primarily to residential customers in selected markets with high levels of population density and favorable demographics. RCN's initial advanced fiber optic networks have been established in selected markets in the Boston to Washington D.C. corridor and RCN has begun developing advanced fiber optic networks in the San Francisco to San Diego corridor.

  The Company expects that the operating and net losses from its business will rise in the future as it expands and develops its network and customer base.

  There can be no assurance that RCN will achieve or sustain profitability or positive operating income in the future as it develops its advanced fiber optic network.

  The operating losses have resulted primarily from expenditures associated with the development of the Company's operational infrastructure and marketing expenses. The Company expects it will continue to experience negative operating income while it continues to invest in its networks and until such time as revenue growth is sufficient to fund operating expenses. The Company expects to achieve positive operating margins over time by (i) increasing the number of customers it serves, (ii) increasing the number of connections per customer by cross marketing its services and promoting bundled service options and therefore increasing the revenue per customer, (iii) lowering the costs associated with new subscriber additions and (iv) reducing the cost of providing services by capturing economies of scale. The Company expects its operating revenues will increase in future periods through internal growth of its current advanced fiber optic networks, increases in penetration, and increases in the number of services per customer; however, the Company also expects that operating losses will increase for some period of time as the Company initiates network development in new markets and expands its current networks. When the Company makes its initial investment in a new market, the operating losses typically increase as the network and sales force are expanded to facilitate growth. The Company's ability to generate positive cash flow in the future will depend on the extent of capital expenditures in current and additional markets, the ability of the joint ventures to generate revenues and cash flow, competition in the Company's markets and any potential adverse regulatory developments. The Company will be dependent on various financing sources to fund its growth as well as continued losses from operations. There can be no assurance that such funding will be available, or available on terms acceptable to the Company. See --"Liquidity and Capital Resources."

  The terms of the Company's joint ventures require the mutual consent of the Company and its joint venture partner to distribute or advance funds to the Company. The Company's debt agreements allow subsidiaries and joint ventures to incur indebtedness for network buildout costs, which indebtedness may contain limitations on the subsidiaries' and the joint ventures' ability to pay dividends and distributions to the Company. Cash flows available to the Company in future periods will be affected by the extent to which operations are conducted through joint ventures. Due to the degree of control that the Company has in the joint ventures, RCN accounts for the BECO joint venture on a consolidated basis and for Starpower under the equity method of accounting.

  Prior to September 30, 1997, the Company was operated as part of C-TEC Corporation. On September 30, 1997, C-TEC distributed 100% of the outstanding shares of common stock of its wholly-owned subsidiaries, RCN Corporation ("RCN") and Cable Michigan, Inc. ("Cable Michigan") to holders of record of C-TEC's Common Stock and C-TEC's Class B Common Stock as of the close of business on September 19, 1997 (the "Distribution") in accordance with the terms of a Distribution Agreement dated September 5, 1997 among C-TEC, RCN and Cable Michigan. At the time of the distribution, RCN consisted primarily of C-TEC's high growth, bundled residential voice, video and Internet access operations in the Boston to Washington, D.C. corridor, its existing New York, New Jersey and Pennsylvania cable television operations, a portion of its long distance operations and its international investment in Megacable, S.A. de C.V. C-TEC, RCN and Cable Michigan have entered into certain agreements providing for the Distribution, and governing various ongoing relationships between the three companies, including a distribution agreement and a tax-sharing agreement. On November 6, 1998, Cable Michigan announced that its sale to Avalon Cable of Michigan, Inc. was complete. As a result of the sale, Cable Michigan has no ongoing support services relationship with RCN and CTE. The historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company been an independent, public company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition.

  In June 1997 the Financial Accounting Standards Board (FASB) issued statement of Financial Accounting Standard No. 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement, which establishes standards for the reporting of information about operating segments in interim and year end financial statements, is effective for fiscal years beginning after December 15, 1997. If applicable, this statement would only require additional disclosures in the Company's consolidated financial statements and as such, its adoption will not have any impact on the Company's consolidated financial position or results of operations. The Company's operations involve developing an advanced fiber network to provide a bundled service package of voice, video and data services to new customers in high density markets and migrating as many customers as is economically justified which were served by the Company's previously separate lines of business, for which profitability was separately measurable and monitored, to the single source network. While the Company's chief decision makers monitor the revenue streams of the various products, operations are managed and financial performance is evaluated based upon the delivery of multiple services to customers over a single network. This allows the Company to leverage its network costs to maximum profitability. It is management belief that the Company operates as one reportable operating segment which contains many shared expenses generated by the Company's various revenue streams and that any segment allocation of shared expenses incurred on a single network to multiple revenue streams would be impractical and arbitrary; futhermore, the Company currently does not make such allocations internally. The Company's chief decision makers do, however, monitor financial performance in a way which is different from that depicted in the historical general purpose financial statements in that such measurement includes the consolidation of all joint ventures, including Starpower which is not consolidated under generally accepted accounting principles. Such information, however, does not represent a separate segment under generally accepted accounting principles and therefore it is not separately disclosed.

Results of Operations

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997:

  Sales were $210,940 for the year ended December 31, 1998 as compared to $127,297 for the year ended December 31, 1997.

  Operating income before depreciation, amortization, non-recurring charge and acquired research and development was ($51,412) for the year ended December 31, 1998 as compared to ($7,670) for the year ended December 31, 1997.

  Net loss was ($205,442), or ($3.36) per average common share for 1998 and ($52,391) or ($0.95) per average common share for 1997.

 Sales

  Video sales are comprised primarily of subscription fees for basic, premium and pay-per-view cable television services; for both wireless and hybrid fiber/coaxial cable customers in New York, New Jersey and Pennsylvania which the Company expects to migrate to its advanced fiber networks over time as well as for advanced fiber customers, primarily in Allentown, New York City and Boston.

  Voice sales include local telephone service fees consisting primarily of monthly line charges, local toll, special features and long-distance telephone service fees based on minutes of traffic and tariffed rates or contracted fees. Voice sales include both resold services and traffic over the Company's own switches.

  Data sales represent Internet access fees billed at contracted rates.

  For the year ended December 31, 1998 total sales were $210,940, an increase of $83,643 or 65.7%, from $127,297 for the year ended December 31, 1997. The increase resulted from higher total service connections which increased 219.6% to approximately 855,000 at December 31, 1998 from approximately 268,000 at December 31, 1997. The increase in total service connections resulted principally from dial-up internet connections from the acquisitions of Erols Internet, Inc. ("Erols") and UltraNet Communications ("UltraNet") in February 1998, and growth in advanced fiber connections, which increased 714.6% from approximately 15,000 in 1997 to approximately 123,000 at December 31, 1998. The service connections at December 31, 1998 include connections of the Starpower joint venture which is accounted for under the equity method of accounting. The Starpower service connections resulted primarily from customers in the joint venture market acquired from Erols Internet, Inc. in February 1998.

  Voice revenues increased $21,424 or 534.7% to $25,431 for the year ended December 31, 1998 from $4,007 for the year ended December 31, 1997, primarily due to higher average connections. Advanced fiber voice connections increased approximately 860.4% to approximately 31,000 at December 31, 1998 from approximately 3,000 at December 31, 1997. Off-net voice connections increased approximately 161.1% to approximately 65,000 at December 31, 1998 from approximately 25,000 at December 31, 1997. Contributing to the increase in off-net voice connections was the launch of telephony service in the Lehigh Valley, Pennsylvania market in the fourth quarter of 1997.

  Overall, higher service connections contributed approximately $20,500 to the increase in voice revenues and higher revenue per connection contributed approximately $1,000.

  During the fourth quarter of 1998, the Company ceased marketing new customers for resale of its competitors' local phone service. The Company expects that the effect of this decision will be lower revenue growth than would result if such resale continued; however, this decision is also expected to have a positive impact on the Company's overall gross margin percentage and a neutral effect on operating income before depreciation and amortization ("EBITDA").

  Video revenues increased $9,707 or 9.4% to $113,078 for the year ended December 31, 1998 from $103,371 for the year ended December 31, 1997. Video revenues for 1997 included one time launch incentive revenue of approximately $1,000 related to the launch of certain new channels. The increase in 1998 was primarily due to increases of approximately 22,000 additional video connections and the conversion of approximately 50,000 off-net connections to the advanced fiber network at December 31, 1998 as compared to December 31, 1997.

  On-net video connections grew 74,565 or 632.8% to 86,349 at December 31, 1998 from 11,784 at December 31, 1997. Off-net video connections were 175,313 and 227,619 at December 31, 1998 and 1997, respectively.

  Overall, higher service connections contributed approximately $6,000 to the increase in video revenues and higher average revenue per connection contributed approximately $5,000 offset by the one time launch incentive revenue of approximately $1,000 received in 1997.

  Data revenues increased $40,280 to $40,321 for the year ended December 31, 1998 from $41 for the year ended December 31, 1997 primarily due to the acquisitions of Erols and UltraNet in February 1998, Interport in June 1998 and Javanet in July 1998. At December 31, 1998, the Company had approximately 492,000 off-net data connections and approximately 6,000 advanced fiber data connections, including connections of the Starpower joint venture.

  During the fourth quarter of 1998, dial-up Internet access replaced resold local phone service as the Company's initial product offering in areas in which RCN's fiber optic network is still under construction. The Company expects that its advanced fiber networks will eventually be extended to reach most of its dial-up Internet connections.

  Commercial and other revenues increased $12,232 or 61.5% to $32,110 for the year ended December 31, 1998 from $19,878 for the year ended December 31, 1997. The increase was due primarily to an increase in average commercial main access lines of approximately 9,800 in 1998 over 1997, which contributed approximately $5,000 to the increase. Higher revenue per commercial main access line contributed approximately $3,000. Additionally, contributing approximately $6,000 to the increase was higher wholesale long distance revenue from Commonwealth Telecom Services, Inc. ("CTSI"), a wholly-owned subsidiary of Commonwealth Telephone Enterprises, Inc. (formerly C-TEC Corporation). CTSI is a Competitive Local Exchange Carrier ("CLEC") which operates in areas adjacent to the traditional service area of Commonwealth Telephone Company (also a wholly-owned subsidiary of Commonwealth Telephone Enterprises, Inc.)

  The Company recognizes that managing customer turnover is an important factor in maximizing revenues and cash flow. For the quarter ended December 31, 1998, the Company's average monthly churn rate was approximately 2.8%.

 Costs and Expenses, excluding depreciation and amortization

  Costs and expenses, excluding depreciation and amortization are comprised of direct costs, operating, selling and general and administrative expenses.

  Direct expenses include direct costs of providing services, primarily video programming, franchise costs and network access fees.

  Direct expenses increased $50,553 or 97.7% to $102,310 for the year ended December 31, 1998 from $51,757 for the year ended December 31, 1997. The increase was primarily due to higher voice connections, primarily resold voice, which contributed approximately $27,500 to the increase. Higher video programming costs of approximately $8,000 resulted from higher programming rates, new channels and increased video connections. The remaining increase primarily represents Internet access costs associated with the increase in data revenues.

  Operating, selling, and general and administrative expenses primarily include customer service costs, advertising, sales, marketing, order processing, telecommunications network maintenance and repair ("technical expenses"), general and administrative expenses, installation and provisioning expenses and other corporate overhead.

  Operating, selling, and general and administrative costs increased $76,832 or 92.3%, to $160,042 for the year ended December 31, 1998 from $83,210 for the year ended December 31, 1997.

  Advertising costs increased approximately $14,000 or 136.9% for the year ended December 31, 1998 as compared to the year ended December 31, 1997. Costs associated with an extensive high visibility multi-media campaign primarily in New York City and Boston, which commenced in June 1997, increased approximately $4,400 over 1997. Internet advertising, primarily associated with the acquisition of Erols, increased approximately $5,300. Promotional materials expense increased approximately $1,000. Ad agency fees and costs to promote the commencement of telephony product offering in Lehigh Valley, Pennsylvania are the significant contributions to the remaining increase in advertising expense.

  Customer service costs, including order processing, increased approximately $19,500 or 182.1% for the year ended December 31, 1998 as compared to the year ended December 31, 1997. Increases of approximately $7,500, primarily personnel related, were due to customer base support for Internet acquisitions. Other staff and temporary labor increases to support expanding operations in New York City, Boston, and Lehigh Valley, Pennsylvania contributed approximately $9,000 to the increase. Higher billing costs of approximately $3,000 for increased customers comprises the remainder of the increase in customer service costs.

  Technical expense, including installation and provisioning, increased approximately $11,000 or 58.1% for the year ended December 31, 1998 as compared to the year ended December 31, 1997.

  Technical expense increases of approximately $8,500 were due to engineering and construction headcount and contract labor additions made to plan and execute network expansion and network operations center control monitoring. Resale telephony installation costs contributed approximately $1,700 to the increase. Retail expense primarily for materials and hub sites increased approximately $1,500. Technical expense increases associated with Internet acquisitions in 1998 were approximately $3,500. These increases were partially offset by approximately $5,200 of technical costs capitalized as part of the cost basis of the telecommunications network. The remaining increase in technical expenses is primarily due to higher right of way use fees.

  Sales and marketing costs increased approximately $13,000 or 84.6% for the year ended December 31, 1998 as compared to the year ended December 31, 1997. The increase resulted from additional staff, contract labor and related commissions and benefits, aggregating approximately $4,900 to cover increases in marketable homes, to increase penetration in the Company's existing markets and to increase the number of services per customer. Telemarketing expense increased approximately $1,200 due to increased campaigns. Sales and marketing increases associated with Internet acquisitions in 1998, primarily Erols, were approximately $5,400.

  General and administrative expenses increased approximately $19,000 or 69.5%. Internet and Lancit acquisitions in 1998 contributed approximately $6,800. Legal expense increased approximately $1,500 primarily as a result of various start-up regulatory expenses related to the procurement of franchise and OVS agreements. Higher bad debt expense of approximately $1,500 was associated with the increase in sales. Higher salaries and benefits of approximately $3,800 were due to staff additions, primarily to support the expansion, maintenance and upgrade of the Company's management information systems, new product development and integration of acquisitions. In addition, the Company met certain quarterly performance targets established for 1998 relative to the determination of a potential contribution to its ESOP plan and accrued the related amounts aggregating approximately $1,000. Expenditures in 1998 relative to Year 2000 planning and remediation were approximately $400. The Company is in the process of developing information technology systems which will provide a sophisticated customer care infrastructure. Expenses associated with the planning and analysis stages of such systems development were approximately $5,000 in 1998. The Company expects that such charges may increase in future periods during 1999 until the planning and analysis stages of its IT systems development projects are complete. The above increases were partially offset by a one-time credit of approximately $2,400 related to the reversal of an accrual for damages related to contract termination which was settled between the Company and the counterparty.

 Depreciation and amortization

  Depreciation and amortization was $89,088 for the year ended December 31, 1998 and $53,205 for the year ended December 31, 1997. The increase of $35,883, or 67.4% was the result of both a higher depreciable basis of plant, resulting primarily from expansion of the Company's advanced fiber network, and amortization of intangible assets arising from the acquisitions of Erols and UltraNet in February 1998. The cost basis of property, plant and equipment at December 31, 1998 and 1997 was $601,679 and $307,759, respectively. The basis of intangible assets was $267,031 and $149,935 at December 31, 1998 and 1997, respectively.

  In future periods, depreciation and amortization are expected to exceed amounts recorded in 1998 due to depreciation with respect to expansion of the Company's advanced fiber optic network and the effect of a full year of depreciation and amortization related to acquisitions in 1998.

 Acquired in-process research and development

  In connection with the acquisitions of Erols and UltraNet, RCN has allocated $13,228 for Erols and $5,065 for UltraNet to in-process research and development ("IPR&D"). Specifically, four projects were identified which qualified as IPR&D by definition of not having achieved technological feasibility and representing technology which at the point of acquisition offered no alternative use other than the defined project. Those projects were cable modem Internet access for subscribers, Internet telephony, E-Commerce systems, and high-speed shared office Internet access (Note 4). The IPR&D valuation charge was measured by the stage of completion method. The expected completion percentages are estimated based on the latest available financial information at the date of acquisition and were established on a project by project basis primarily calculated by dividing the costs incurred to date by the total expected R&D expenses specific to the project. The significant assumptions utilized by management were as follows:

  Cash flow projections, utilizing risk adjusted discount rates of between 35% and 40% for Erols projects, commenced in 1998, and were expected to grow significantly in 1999 and 2000. Cash flow projections, utilizing risk adjusted discount rates of between 30% and 33% for UltraNet projects, were expected to commence in 1999, growing significantly in 2000 and 2001. The IPR&D projections are founded on significant assumptions with regard to timing of market entrance, levels of penetration and costs of provisioning.

  RCN is constructing new telecommunications networks. The margins on products expected to result from acquired in-process technologies in some cases represent higher margins than RCN's margins on existing products primarily due to the efficiencies in delivering multiple products, including bundled-service offerings, over a single state of the art high capacity fiber optic network.

 Interest income

  Interest income was $58,679 and $22,824 for the years ended December 31, 1998, and 1997, respectively. The increase of $35,855, or 157.1% results from higher cash, temporary cash investments and short-term investments as compared to the same period in 1997. Cash, temporary cash investments and short-term investments were approximately $1,013,000 at December 31, 1998 and approximately $639,000 at December 31, 1997. Included in the cash, temporary cash investments and short-term investments balance at December 31, 1997 were proceeds from 10% Senior Notes, issued in October 1997, which generated gross proceeds of $225,000 and yielded net proceeds of $218,250; and 11 1/8% Senior Discount Notes, issued in October 1997, which generated gross proceeds of $350,001 and yielded net proceeds of $337,751. Additionally, during 1998, proceeds from the following increased cash, temporary cash investments and short-term investments: 9.8% Senior Discount Notes, issued in February 1998, which generated gross proceeds of $350,587 and yielded net proceeds of $344,855; 11% Senior Discount Notes, issued in June 1998, which generated gross proceeds of $149,999 and yielded net proceeds of $147,187 and the issuance of 6,098,355 shares of the Company's Common Stock, issued in June 1998, which yielded net proceeds of $112,866.

 Interest expense

  For the year ended December 31, 1998, interest expense was $112,239 as compared to $25,602 for the year ended December 31, 1997. The increase resulted from the debt financings referred to above, offset by a reduction due to the prepayment in September 1997 and $131,250 of 9.65% Senior Secured Notes.

 Other (expense) income

  Other (expense) income was ($1,889) and $131 for the years ended December 31, 1998 and 1997, respectively. The 1998 expense primarily represents the write down of certain of the Company's information technology assets which the Company upgraded with higher capacity state of the art products in connection with an overall internal technology upgrade.

 Income tax

  The Company's effective income tax rate was a benefit of 2.3% and 29.8% for the years ended December 31, 1998 and 1997, respectively. The primary reasons for the difference include the charge for in-process technology which is not deductible for tax purposes and for which a tax benefit was correspondingly not recorded. Additionally, during 1998, the tax effect of the Company's cumulative losses has exceeded the tax effect of accelerated deductions, primarily depreciation, which the Company has taken for federal income tax purposes. Except in unusual cases, generally accepted accounting principles do not permit the recognition of tax benefits of such excess losses in the financial statements. This accounting treatment does not impact the amount or expiration periods of actual net operating loss carryovers or cash flows for taxes. For an analysis of the changes in income taxes, see the reconciliation of the effective income tax rate in note 11 to the consolidated financial statements.

 Minority interest

  For the year ended December 31, 1998, minority interest of $17,162 primarily represents the 49% interest of BECO in the loss of RCN-BECOCOM. For the year ended December 31, 1997, minority interest primarily represents the 49% interest of BECO in the loss of RCN-BECOCOM of $6,563 and the 19.9% minority interest in the loss of Freedom of $966. The Company purchased the remaining 19.9% ownership interest in Freedom on March 21, 1997.

 Equity in loss of unconsolidated entities

  For the year ended December 31, 1998, equity in the loss of unconsolidated entities primarily represents the Company's 50% interest in the loss of Starpower of $10,335 and the Company's share of the losses and amortization of excess cost over net assets of Megacable of $2,384. In January 1995, the Company purchased a forty percent equity position in Megacable, a Mexican cable television provider, for cash of $84,115. The Company is exposed to foreign currency translation adjustments resulting from translation into U.S. dollars of the financial statements of Megacable, which through December 1996 utilized the peso as the local and functional currency. Such adjustments have historically been included as a separate component of shareholders' equity. Effective January 1, 1997 since the three year cumulative rate of inflation at December 31, 1996 exceeded 100%, Mexico is being treated for accounting purposes under Statement of Financial Accounting Standards No. 52-- "Foreign Currency Translation" as having a highly inflationary economy through December 31, 1998. As a result, the financial statements of Megacable are remeasured as if the functional currency were the U.S. dollar. The remeasurement of the Mexican peso into U.S. dollars creates translation adjustments which are included in net income. The Company is also exposed to foreign currency translation losses resulting from transactions of Megacable which are made in currencies different from Megacable's own. The Company's proportionate share of translation gains (losses) are included in income as they occur. The Company does not hedge its foreign currency exchange risk and it is not possible to determine what effect future currency fluctuations will have on the Company's operating results. Exchange gains (losses) of ($768), ($12), and $247 in 1998, 1997 and 1996, respectively, including translation losses in 1998 and 1997, are included in the respective statements of operations through the Company's porportionate share of losses of Megacable.

  In 1998, Megacable had sales of $37,480, operating income before depreciation and amortization of $13,409 and net income of $9,739. In 1997, Megacable had sales of $30,441, operating income before depreciation and amortization of $10,504 and net income of $6,653. The Company's investment in Megacable exceed its underlying equity in the net assets of Megacable when acquired by approximately $94,000, which goodwill is being amortized on a straight-line basis over 15 years. In 1998 and 1997 amortization of the Company's excess purchase price over the net assets of Megacable when acquired was $6,280 in each year. For the year ended December 31, 1997, equity in the loss of unconsolidated entities primarily represents the Company's share of the losses and amortization of excess cost over net assets of Megacable.

Year Ended December 31, 1997 Compared to the Year Ended December 31, 1996:

  Sales were $127,297 for the year ended December 31, 1997 as compared to $104,910 for the year ended December 31, 1996.

  Operating income before depreciation, amortization and nonrecurring charge was ($7,670) for the year ended December 31, 1997 as compared to $25,803 for the year ended December 31, 1996.

  Net loss was ($52,391) or ($.95) per average common share for 1997 and ($5,989) or ($.11) per average common share for 1996.

 Sales

  For the year ended December 31, 1997, total sales were $127,297, an increase of $22,387 or 21.3%, from $104,910 for the year ended December 31, 1996, primarily due to higher total service connections which increased 20.6% to approximately 268,000 at December 31, 1997 from approximately 222,000 at December 31, 1996. The increase is due to the commencement of service through advanced fiber optic network facilities as well as growth in resold voice and off-net video connections.

  Voice revenues increased $3,177 to $4,007 for the year ended December 31, 1997 from $830 for the year ended December 31, 1996. The increase was primarily due to an increase in off-net connections. Off-net connections were 24,900 and 1,875 at December 31, 1997 and 1996, respectively.

  Video revenue increased $15,901 or 18.2% to $103,371 for the year ended December 31, 1997 from $87,470 for the year ended December 31, 1996. The increase was due to an increase in off-net video sales principally resulting from higher basic service revenue resulting from approximately 4,850 additional average monthly subscribers over 1996, the effects of a rate increase in the first quarter of 1997 and cash incentives related to the launch of certain new channels. Additionally, other video sales increased primarily due to the acquisition of Freedom on August 30, 1996 (the "Freedom Acquisition"), which resulted in approximately 38,000 wireless video connections for a full year in 1997 as compared to four months in 1996. The Company also began providing video service over its advanced fiber network during 1997 and had approximately 11,800 advanced fiber connections at December 31, 1997.

  Commercial and other revenues increased $3,272, or 19.7% to $19,878 for the year ended December 31, 1997 from $16,606 for the year ended December 31, 1996. The increase primarily results from terminating access provided to CTSI. An increase in commercial main access lines of approximately 5,200 over 1996 accounted for approximately $1,100 of the increase in commercial and other revenues.

 Costs and expenses, excluding depreciation and amortization

  For the year ended December 31, 1997, direct expenses were $51,757, an increase of $16,531 or 46.9% as compared to direct expenses of $35,226 in 1996. The increase is primarily attributable to higher sales and a change in overall revenue mix to a higher volume of resold voice, which has a lower margin than the Company's other products. The resold voice increase represents planned marketing primarily in the Boston and New York

City markets ahead of construction of the advanced fiber network to build a customer base which is intended to be migrated to the advanced fiber network. Origination and programming costs increased approximately $7,200 primarily due to higher video connections, rate increases and additional channels. The remaining increase in direct costs and expenses is principally attributable to higher commercial long distance network capacity in anticipation of volume growth in the Company's markets resulting in higher recurring costs.

  Operating, selling and general and administrative expenses increased $39,329 or 89.6% to $83,210 for the year ended December 31, 1997 from $43,881 for the year ended December 31, 1996. Advertising costs increased approximately $9,000 for the year ended December 31, 1997 primarily due to a high visibility multi-media campaign to promote name recognition primarily in New York City and Boston. Customer service costs increased approximately $4,100, or 60.3% primarily related to headcount additions to support the increase in the customer base and to meet the Company's objectives for world class customer service. Technical expense increased approximately $8,300, or 75.1% for the year ended December 31, 1997. The increase is primarily related to salaries and benefits associated with increased network engineering staff, responsible for planning the development and construction of the advanced fiber network, and increased installation and repair technicians. Sales and marketing costs increased approximately $8,500, or 116.7%, for the year ended December 31, 1997. The increase relates to higher sales staff to increase penetration in the Company's markets, higher marketing staff to monitor and coordinate the Company's direct advertising efforts and plan sales promotions and to higher telemarketing expenses. The remaining increase in operating, selling and general and administrative expenses is attributable to several factors including costs associated with the spin-off of the Company from C-TEC. Additionally, in connection with the Distribution (Note 1), C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective December 31, 1996, in general, employees of RCN no longer accrued benefits under the defined benefit pension plan, but became fully vested in their defined pension benefits accrued through that date. C-TEC notified affected participants in December 1996. In December 1996, C-TEC allocated pension plan assets of $6,984 to a separate plan for employees who no longer accrued benefits after December 31, 1996. The underlying liabilities were also allocated. The allocation of assets and liabilities resulted in a curtailment/settlement gain of $4,292. The Company's allocable share of this gain was $3,437. Such gain did not recur in 1997.

 Depreciation and amortization

  Depreciation and amortization increased $14,324, or 36.8% to $53,205 for the year ended December 31, 1997 as compared to $38,881 for 1996. The increase is principally due to the additional depreciation and amortization resulting from the Freedom Acquisition and depreciation related to the Company's advanced fiber optic networks in New York City and Boston.

 Nonrecurring charges

  Nonrecurring charges of $10,000 in 1997 represent costs incurred with respect to the termination of a marketing services agreement held by Freedom.

 Interest income

  For the year ended December 31, 1997, interest income was $22,824, a decrease of $2,778, or 10.9% primarily due to lower average cash balances and lower average notes receivable with related parties. Average cash balances decreased principally as a result of the Freedom Acquisition in August 1996 (as well as the acquisition in March 1997 of the remaining 19.9% ownership interest in Freedom) and capital expenditures, partially offset by the proceeds of the Company's high yield debt offering in October 1997.

 Interest expense

  For the year ended December 31, 1997, interest expense was $25,602, an increase of $9,556, or 59.6% primarily due to interest expense on the Company's $225,000 of 10% Senior Notes and $601,045 aggregate principal amount at maturity of 11 1/8% Senior Discount Notes placed in October 1997 (Note 10). This was partially offset by lower interest expense resulting from the required principal payment in December 1996 of

$18,750 on 9.65% Senior Secured Notes. Additionally, the Company paid $922 to Kiewit Telecom Holdings, Inc. in 1996 in connection with the Company's August 1996 acquisition of Kiewit Telecom Holdings, Inc.'s 80.1% interest in Freedom. This portion of the consideration represents an amount to compensate Kiewit Telecom Holdings, Inc. for forgone interest on the amount which it had invested in Freedom.

 Income tax

  Benefit for income taxes increased $21,828 primarily due to the increase of $65,020 in loss after minority interest and equity in unconsolidated entities before income taxes. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 11 to the Consolidated Financial Statements.

 Minority interest

  Minority interest in the loss of consolidated entities increased $5,956 primarily as a result of the minority share of the losses of the BECO joint venture (Note 7), which began operations in June 1997. Additionally, the minority share of the losses of Freedom from January 1 through March 21, at which time the Company acquired the remaining 19.9% ownership interest, was $966.

 Equity in loss of unconsolidated entities

  The Company's equity in the (loss) of unconsolidated entities was ($3,804) in 1997 and ($2,282) in 1996, and is comprised principally of the Company's share of the operating results of Megacable. Exchange gains (losses) of ($12), $247, and ($932) in 1997, 1996 and 1995, respectively, including translation losses in 1997, are included in the respective statements of operations through the Company's proportionate share of losses of Megacable.

  In 1997, Megacable had sales of $30,441, operating income before depreciation and amortization of $10,504 and net income of $6,653. In 1996, Megacable had sales of $23,225, operating income before depreciation and amortization of $10,183 and net income of $10,226.

 Extraordinary charge

  In September 1997, the Company prepaid Senior Secured Notes with the proceeds of new credit facilities (Note 10). The early extinguishment of the Senior Secured Notes resulted in an extraordinary charge of $3,210, net of taxes.

Liquidity and Capital Resources

  Because our network development plan involves relatively low fixed costs, we are able to schedule capital expenditures to meet expected subscriber growth in each major market. Our principal fixed costs in each such market are incurred in connection with the establishment of a video transmission and telephone switching facility. To make each market economically viable, it is then necessary to construct infrastructure to connect a minimum number of subscribers to the transmission and switching facility. We phase our market entry projects to ensure that we have sufficient cash on hand to fund this construction.

  Based on its current growth plan, the Company expects that it will require a substantial amount of capital to expand the development of its network and operations into new areas within its larger target markets. The Company needs capital to fund the construction of its advanced fiber optic networks, upgrade its hybrid fiber/coaxial plant, fund operating losses and repay its debts. The Company currently estimates that its capital requirements for the period from January 1, 1999 through 2000 will be approximately $1.8 billion, which include capital expenditures of approximately $700 million in 1999 and approximately $1 billion in 2000. These capital expenditures will be used principally to fund additional construction of the Company's fiber optic newtork in high density areas in the Boston, New York, Washington, D.C. and San Francisco Bay markets as well as to expand into new markets and to develop its information technology systems. These estimates are forward-looking statements that may change if circumstances related to construction, timing of receipt of regulatory approvals and opportunities to accelerate the deployment of the Company's networks do not occur as expected. In addition to the Company's own capital requirements, its joint venture partners are each expected to contribute approximately $275 million, of which approximately $120 million has been contributed, to the joint ventures through 2000 in connection with development of the Boston and Washington, D.C. markets.

  In order to facilitate growth beyond 2000, the Company expects to supplement its existing available credit facilities and operating cash flow by continuing to seek to raise additional capital to increase its network coverage and pay for other capital expenditures, working capital, debt service requirements and anticipated further operating losses.

  Sources of funding for the Company's further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. There can be no assurance that sufficient additional financing will continue to be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of the Company's development and expansion plans and expenditures. Any of these events could impair the Company's ability to meet its debt service requirements and could have a material adverse effect on its business.

  In October 1997, the Company raised $575,000 in gross proceeds from an offering of two tranches of debt securities. The offering was comprised of $225,000 principal amount of 10% Senior Notes and $601,045 principal amount at maturity of 11 1/8% Senior Discount Notes, both due in 2007. The proceeds include $61,000 of restricted cash to be used to fund an Escrow Account to pay interest on the 10% Senior Notes for three years. In February 1998, the Company raised $350,587 in gross proceeds from an offering of $567,000 principal amount at maturity of 9.80% Senior Discount Notes, due in 2008. In June 1998, the Company raised $149,999 in gross proceeds from an offering of $256,755 principal amount at maturity of 11% Senior Discount Notes, due 2008. Also in June 1998, the Company raised $112,866 in net proceeds from an offering of 6,098,355 shares of the Company's Common Stock. The preceding Indentures all contain similar provisions. The Chase Manhattan Bank acts as Trustee for each of the Indentures. All the aforementioned Notes are general senior unsecured obligations of RCN. The 9.80% Senior Discount Notes will mature on February 15, 2008. The 9.80% Senior Discount Notes will not bear cash interest prior to February 15, 2003. Thereafter, cash interest on the notes will accrue at 9.80% per annum and will be payable semi-annually in arrears on February 15 and August 15 of each year commencing February 15, 2003. The 10% and 11 1/8% Notes (the "1997 Notes") will mature on October 15, 2007. Interest on the 10% Senior Notes is payable in cash at a rate of 10% per annum semi-annually in arrears on each April 15 and October 15, commencing April 15, 1998. The 11 1/8% Senior Discount Notes will not bear cash interest prior to October 15, 2002. Thereafter, cash interest on the notes will accrue at a rate of 11 1/8% per annum and will be payable semi-annually in arrears on April 15 and October 15 of each year commencing April 15, 2002. The 11% Senior Discount Notes will not bear cash interest prior to January 1, 2003. Thereafter, cash interest on the notes will accrue at a rate of 11% per annum and will be payable semi-annually in arrears on January 1 and July 1 of each year, commencing July 1, 2003.

  The 9.80% Senior Discount Notes are redeemable, in whole or in part, at any time on or after February 15, 2003 at the option of RCN. The 9.80% Senior Discount Notes may be redeemed at redemption prices starting at 104.900% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest. The 1997 Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of RCN. The 10% Senior Notes may be redeemed at redemption prices starting at 105% of the principal amount and declining to 100% of the principal amount, plus any accrued and unpaid interest. The 11 1/8% Senior Discount Notes may be redeemed at redemption prices starting at 105.562% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest. The 11% Senior Discount Notes will be redeemable, in whole or in part, at any time on or after July 1, 2003 at the option of RCN. The 11% Senior Discount Notes may be redeemed at redemption prices starting at 105.5% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus accrued and unpaid interest.

  RCN may, at its option, use the net proceeds of certain offerings of RCN Common Stock to redeem up to an aggregate of 35% of the aggregate principal amount at maturity of the debt securities issued under the Indentures at a certain premium. Upon the occurrence of a change of control, RCN must make an offer to purchase all of the debt securities issued under the Indentures then outstanding at a premium.

  The Indentures contain certain convenants that, among other things, limit the ability of RCN and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

  RCN Cable and certain of its subsidiaries ("Borrowers") have in place collaterized credit facilities comprised of a five-year revolving credit facility in the amount of $25,000 (the "Revolving Credit Facility") and an eight-year term credit facility in the amount of $100,000 (the "Term Credit Facility"), both of which facilities are governed by a single credit agreement dated as of July 1, 1997 (the "Credit Agreement"). As of December 31, 1998, $100,000 of the Term Credit Facility was outstanding. The term loan must be repaid over six years in quarterly installments, at the end of September, December, March and June of each year from September 30, 1999 through June 30, 2005. As of December 31, 1998, no principal was outstanding under the Revolving Credit Facility. Revolving loans may be repaid and reborrowed from time to time. All borrowings under the Credit Agreement will be pari passu and will be collaterized under a common collateral package.

  The interest rate on the Credit Agreement is, at the election of the Borrowers, based on either a LIBOR or a Base Rate option (each as defined in the Credit Agreement). In the case of LIBOR option, the interest rate includes a spread that varies, based on RCN Cable's Leverage Ratio (defined as the ratio of Total Debt at the last day of the most recently ended fiscal quarter to Operating Cash Flow for the four fiscal quarters then ended), from 50 basis points to 125 basis points. In the case of the Revolving Credit Facility, a fee of 20 basis points on the unused revolving commitment accrues and is payable quarterly in arrears.

  The Credit Agreement contains customary covenants for facilities of this nature, including covenants limiting debt, liens, investments, consolidations, mergers, acquisitions and sales of assets, payment of dividends and other distributions, capital expenditures and transactions with affiliates. In addition, the Borrowers are subject to a prohibition on granting negative pledges and the Borrowers must apply certain cash proceeds realized from certain asset sales, certain payments under insurance policies and certain incurrences of additional debt to repay the Revolving Credit Facility. The Credit Agreement requires the Borrowers to maintain the following financial ratios: (i) the ratio of Total Debt at any fiscal quarter end to Operating Cash Flow for the trailing four fiscal quarters is not to exceed 5.0:1 initially, adjusting over time to 4.0:1; (ii) the ratio of Operating Cash Flow to Interest Expense for any four consecutive fiscal quarters is not to fall below 2.75:1 for periods ending during the first 3 years after the Closing Date, adjusting to 3.0:1 thereafter; and (iii) the ratio of Operating Cash Flow (minus certain capital expenditures, cash taxes and cash dividends) to Fixed Charges (defined as scheduled principal payments and interest expense) for any four consecutive quarters is not to fall below 1.0:1 for periods ending on or before December 31, 2000 and adjusting to 1.05:1 thereafter. The Credit Agreement also includes customary events of default.

  The Company has indebtedness that is substantial in relation to its shareholders' equity and cash flow. At December 31, 1998, the Company has an aggregate of approximately $1,267,000 of indebtedness outstanding, and the ability to borrow up to an additional $25,000 under the Credit Agreement. The Company also has cash, temporary cash investments and short-term investments aggregating approximately $1,013,000 and a current ratio of approximately 6 to 1.

  On March 18, 1999, the Company announced that Hicks, Muse, Tate & Furst, through Hicks, Muse, Tate & Furst Equity Fund IV, L.P., signed a commitment to purchase up to $250 million of a new issue of Series A 7% Senior Convertible Preferred Stock ("Series A Preferred Stock") of the Company in a private placement transaction. The Series A Preferred Stock will have an annual dividend rate of 7% payable quarterly in cash or additional shares of Series A Preferred Stock at the option of the Company and will have an initial conversion price of $39.00 per share (which represents a 30% premium over the average five-day closing price of the Common Stock of the Company). The Series A Preferred Stock is convertible into Common Stock of the Company at any time. The issue has a final maturity of 15 years, but may be called by the Company after four years.

  The Company also announced on March 18, 1999 that it had entered into a commitment letter with The Chase Manhattan Bank ("Chase") pursuant to which Chase has agreed to provide an aggregate principal amount of $1 billion of senior secured credit facilities to certain of the Company's wholly-owned subsidiaries. The facilities will be comprised of a seven-year senior secured revolving credit facility in an amount of $250 million, a seven-year senior secured multi-draw term loan facility in an amount of $350 million and an eight-year senior secured single-draw term loan facility in an amount of $400 million. All borrowings under the facilities will be pari passu and will be collaterilized under a common collateral package covering substantially all of the assets of the Company and its domestic subsidiaries.

  As a result of the substantial indebtedness of the Company, the Company's fixed charges are expected to exceed its earnings for the foreseeable future. Based on its current plans, the Company will require substantial additional capital particularly in connection with the buildout of the Company's networks and the introduction of its telecommunications services to new markets. The leveraged nature of the Company could limit its ability to effect future financing or may otherwise restrict the Company's business activities.

  The extent of the Company's leverage may have the following consequences:
(i) limit the ability of the Company to obtain necessary financing in the future of working capital, capital expenditures, debt service requirements or other purposes; (ii) require that a substantial portion of the Company's cash flows from operations be dedicated to the payment of principal and interest on its indebtedness and therefore not be available for other purposes; (iii) limit the Company's flexibility in planning for, or reacting to, changes in its business; (iv) place the Company at a competitive disadvantage as compared with less leveraged competitors; and (v) render the Company more vulnerable in the event of a downturn in its business.

  For the year ended December 31, 1998, the Company's net cash provided by operating activities was $35,110 comprised primarily of a net loss of ($205,442) adjusted by non-cash depreciation and amortization of $89,088, other non-cash items totaling $95,569 and working capital changes of $58,133. Net cash used in investing activities of $828,176 consisted primarily of additions to property, plant and equipment of $285,867, purchase of short-term investments of $936,401, investment in unconsolidated joint venture of $20,000 and acquisitions of $47,361 (primarily the Erols, UltraNet and JavaNet acquisitions), partially offset by net sales and maturities of short-term investments of $461,795. Net cash provided by financing activities of $690,282 included the issuance of long-term debt of $502,587, proceeds from the issuance of stock of $112,866, contribution from minority interest partner of $77,849 and decrease in investments restricted for debt service of $22,375, partially offset by the repayment of long-term debt of $7,770, purchase of treasury stock of $9,301 and payments made for debt financing costs of $10,185.

  For the year ended December 31, 1997, the Company's net cash provided by operating activities was $2,069, comprised primarily of a net loss of ($52,391) adjusted by non-cash depreciation and amortization of $53,205, other non-cash items totaling ($203), working capital changes of $377 and changes in other deferred expenses of $1,081. Net cash used in investing activities of $475,860 consisted primarily of purchases of short-term investments of $445,137, additions to property, plant and equipment of $79,042 and acquisitions of $30,490 (primarily acquisition of the minority interest of Freedom) partially offset by sales and maturities of short-term investments of $76,923. Net cash provided by financing activities of $634,858 consisted primarily of issuance of long-term debt of $688,000, change in affiliate notes of $97,624 and transfers from C-TEC of $89,323 partially offset by repayment of long-term debt of $141,250, transfers to C-TEC of $23,474, payments made for debt financing costs of $20,151 and an increase related to cash restricted for debt service of $61,250.

Impact of the Year 2000 Issue

  Certain statements concerning Year 2000 issues, which contain more than historical information, may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus subject to risks and uncertainties. Actual results may differ materially from those expressed by any forward-looking statements. The Company's Year 2000 discussion should be read in conjunction with the Company's statement on forward-looking statements which appears at the beginning of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

  For the year ended December 31, 1998, the Company's net cash provided by operating activities was $35,110 comprised primarily of a net loss of ($205,442) adjusted by non-cash depreciation and amortization of $89,088, other non-cash items totaling $95,569 and working capital changes of $58,133. Net cash used in investing activities of $828,176 consisted primarily of additions to property, plant and equipment of $285,867, purchase of short-term investments of $936,401, investment in unconsolidated joint venture of $20,000 and acquisitions of $47,361 (primarily the Erols, UltraNet and JavaNet acquisitions), partially offset by net sales and maturities of short-term investments of $461,795. Net cash provided by financing activities of $690,282 included the issuance of long-term debt of $502,587, proceeds from the issuance of stock of $112,866, contribution from minority interest partner of $77,849 and decrease in investments restricted for debt service of $22,375, partially offset by the repayment of long-term debt of $7,770, purchase of treasury stock of $9,301 and payments made for debt financing costs of $10,185.

  For the year ended December 31, 1997, the Company's net cash provided by operating activities was $2,069, comprised primarily of a net loss of ($52,391) adjusted by non-cash depreciation and amortization of $53,205, other non-cash items totaling ($203), working capital changes of $377 and changes in other deferred expenses of $1,081. Net cash used in investing activities of $475,860 consisted primarily of purchases of short-term investments of $445,137, additions to property, plant and equipment of $79,042 and acquisitions of $30,490 (primarily acquisition of the minority interest of Freedom) partially offset by sales and maturities of short-term investments of $76,923. Net cash provided by financing activities of $634,858 consisted primarily of issuance of long-term debt of $688,000, change in affiliate notes of $97,624 and transfers from C-TEC of $89,323 partially offset by repayment of long-term debt of $141,250, transfers to C-TEC of $23,474, payments made for debt financing costs of $20,151 and an increase related to cash restricted for debt service of $61,250.

 State of Readiness

  The Company has certain information technology ("IT") systems (system used in the management of the business) and non-information technology systems ("non- IT") (System used to produce service to customers) which are subject to Year 2000 exposures and require remediation. The Company has established a Year 2000 Program Office which is staffed with personnel who address, on a full-time and ongoing basis, the Year 2000 issue. This group is led by a full-time Director who reports in the organization, on a daily basis, directly to the Senior Vice President of IT, on a periodic basis, to a Year 2000 Steering Committee comprised of the Chairman, President, Chief Financial Officer, Senior Vice President of IT, General Counsel and President of Network Technology of the Company. The Year 2000 Program Office personnel work with subject matter experts consisting of current employees from various disciplines across the Company to specifically identify these systems and implement a plan for remediation. This plan, the Year 2000 Compliance Program, includes a 5-step process of remediation as follows:

    1. inventory

    2. planning

    3. assessment

    4. repair

    5. integration

  The Company has evaluated which systems are critical to its operations and has prioritized its Year 2000 remediation efforts to address these systems first. As a result, the Company is in different stages of this Program for its various systems.

  For business reasons unrelated to Year 2000 issues, the Company is replacing its financial, billing, operational support, and customer services systems. These systems are critical to the Company's operations. The financial system replacement involved converting the legacy of financial systems to a state-of-the-art Oracle system. The Oracle system, which went into production use on November 1, 1998, is expected to ensure Year 2000 compliance in financial applications. The replacement systems for the Company's billing, operational support and customer services will also be Year 2000 compliant at installation. The replacement of the billing, operational support and customer service systems is in process and includes substantial risk of not progressing along the planned time line due to the scope of the project. To manage this risk, the Company has assumed that the replacement systems will not be available before the Year 2000. To ensure business continuity, and as a contingency strategy, the Company is renovating the current billing, operational support and customer service systems which are not already Year 2000 compliant. The Company's switches and head-ends are also critical systems and are either currently Year 2000 compliant or are expected to be compliant with the next vendor software upgrade. Such software upgrades are expected to be installed by June 30, 1999.

  The Company expects most renovations to IT systems to be completed by May 31, 1999. The Company has begun testing of some of its critical systems and expects thorough integration testing to be completed by June 30, 1999. The Company completed an inventory of its non-IT systems which must be remediated and is in the process of developing a specific remediation plan and timetable for those systems.

  The Year 2000 compliance status of interdependent third parties is not yet fully known. The Company recognizes the importance of communication with third parties to determine their plans for becoming Year 2000 compliant. The Company estimates that it has approximately 200 critical vendors and has sent surveys regarding the Year 2000 remediation to those vendors. The Company has received responses from approximately 40% of these vendors. The Company is vigorously pursuing the timely receipt of relevant information from the remaining vendors. The Company will assess its remediation plans based on those responses. The Company is also working with integrated providers and will be setting up testing, according to their communications. The Company will be reviewing the process of risk and contingency planning associated with noncompliant vendor responses. There can be no assurance that third party systems will be made Year 2000 compliant in a timely manner or that non-compliance of these systems would not have a material adverse effect on the Company's operations and financial condition.

  No other IT projects have been deferred due to the Year 2000 remediation efforts.

 Cost

  Based upon its current assessment, the total cost associated with the Company's Year 2000 Compliance Program is not expected to be material to the Company's results of operations or financial position. The estimated total cost of the Company's Year 2000 Compliance Program is approximately $5,500. This is comprised of approximately $3,300 for salaries, facilities and consulting services; approximately $1,200 for program code remediation; approximately $500 for equipment replacement and approximately $500 for testing. Approximately $400 has been incurred through December 31, 1998. The cost for replacing systems which had been planned, and for which the timeline for replacement was not accelerated due to Year 2000 issues, have not been included.

 Risk Assessment and Contingencies

  Through current and constant systems reassessment, the Company does not believe it is exposed to any significant Year 2000 risk with respect to its critical systems other than would be caused by substantial deviation from the plans and time frames set forth above, in particular, with respect to our ability to bill customers, track collections of receivables and provide services for new orders. The Company is currently in the process of identifying its other systems requiring remediation and intends to apply its five-step program as outlined above to these systems based on each system's priority in operations. The company is not currently able to assess the most significant risk associated with vendor non-compliance.

                                 UNDERWRITING

  Subject to the terms and conditions stated in an underwriting agreement, each underwriter named below has severally agreed to purchase, and RCN Corporation has agreed to sell to each underwriter, the number of shares set forth opposite the name of such underwriter.

                                                                          Number
                                                                            of
Name                                                                      Shares
----                                                                      ------
Salomon Smith Barney Inc. ...............................................
Merrill Lynch, Pierce, Fenner & Smith
     Incorporated........................................................
Morgan Stanley & Co. Incorporated........................................
Donaldson, Lufkin & Jenrette Securities Corporation......................
First Union Capital Markets Corp. .......................................
Prudential Securities Incorporated.......................................
NationsBanc Montgomery Securities LLC....................................
Deutsche Bank Securities Inc. ...........................................
Chase Securities Inc. ...................................................
                                                                           ----
    Total................................................................
                                                                           ====

  The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

  The underwriters, for whom Salomon Smith Barney Inc. is acting as representative, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a
concession not in excess of $    per share. The underwriters may allow, and
such dealers may reallow, a concession not in excess of $    per share on
sales to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the representatives.

  RCN Corporation has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,200,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

  RCN Corporation and its officers and directors have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of common stock of RCN Corporation or any securities convertible into, or exercisable or exchangeable for, its common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

  The common stock is quoted on the Nasdaq National Market under the symbol "RCNC".

  The following table shows the underwriting discounts and commissions to be paid to the underwriters by RCN Corporation in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                               Paid by RCN
                                                               Corporation
                                                          ----------------------
                                                             No
                                                          Exercise Full Exercise
                                                          -------- -------------
    Per share............................................  $           $
    Total................................................  $           $

  In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

  In connection with this offering, the underwriters and certain selling group members may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock under this prospectus.

  The representatives have performed certain investment banking and advisory services for RCN from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for RCN in the ordinary course of their business. Each of Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, NationsBanc Montgomery Securities LLC and Donaldson, Lufkin & Jenrette Securities Corporation acted as underwriters in the offering of our 11% Senior Discount Notes due 2008 and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., NationsBanc Montgomery Securities LLC, Donaldson, Lufkin & Jenrette Securities Corporation and Prudential Securities Incorporated, acted as underwriters in the offering of our common stock in June 1998.

  RCN has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

  The validity of the shares of common stock in respect of which this prospectus is being delivered will be passed on for RCN Corporation by Davis Polk & Wardwell, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                8,000,000 Shares

                                RCN Corporation

                                  Common Stock

                            [RCN Logo Appears Here]

                                   --------
                                   PROSPECTUS
                                  May 10, 1999
                                   --------

                              Salomon Smith Barney
                              Merrill Lynch & Co.

                           Morgan Stanley Dean Witter
                          Donaldson, Lufkin & Jenrette

                       First Union Capital Markets Corp.
                             Prudential Securities
                     NationsBanc Montgomery Securities LLC
                            Deutsche Bank Securities
                             Chase Securities Inc.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------